NEWS RELEASE	ELD No. 10-21
TSX: ELD NYSE: EGO ASX: EAU	December 22, 2010

Eldorado Gold Recommends Rejection of “Mini-Tender” Offer from TRC Capital Corporation

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or the “Company”) has been notified of a so-called “mini-tender” offer by TRC Capital Corporation (“TRC Capital”) to purchase up to 5 million common shares of Eldorado, which represents approximately 0.91 percent of Eldorado’s outstanding common shares.  Eldorado notes that TRC’s unsolicited offer of $17.50 per share was more than 4.21 percent below the closing price of Eldorado’s shares on the TSX on December 13, 2010, the day before the offer was commenced.  The closing price of Eldorado’s shares on December 13, 2010, was  $18.27 on the TSX and US$18.16 on NYSE. Eldorado also notes that the offer is subject to numerous conditions, including receipt of financing by TRC Capital and there being no decrease in the trading price of Eldorado’s shares.

Eldorado recommends that shareholders NOT tender their shares in response to this unsolicited, below market offer.  Eldorado notes that it does not in any way endorse the TRC Capital offer and is in no way associated with TRC Capital, the offer, or the offer documentation.

TRC Capital has made “mini-tender” offers for the shares of other companies.  These offers have sought less than five percent of a company’s outstanding shares, thereby avoiding many procedural and disclosure requirements under Canadian and US Securities laws because they are below the thresholds to provide such disclosure and procedural protections for investors.  Securities regulators in Canada and the United States have recommended that shareholders exercise caution in connection with mini-tender offers and that they consult their investment advisors regarding these types of offers. Comments from the Canadian Securities Administrators on mini-tenders can be found under CSA Staff Notice 61-301 at: www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.  The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: www.sec.gov/investor/pubs/minitend.htm.

Eldorado suggests that shareholders who are considering tendering their shares to the TRC offer exercise caution, obtain current market quotations for their Eldorado shares, review the conditions to the offer and consult with their broker or financial adviser. Eldorado shareholders who have already tendered their shares to the offer and wish to withdraw are advised to review the TRC Capital Corporation offer documents for the terms of withdrawal.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the TRC Capital offer.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition higher than anticipated; ability to complete acquisitions; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Cautionary Note About Forward-Looking Statements and Information” and “Risk Factors” in the Company’s Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Corporation shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).  Eldorado’s CDIs trade on the Australian Securities Exchange (ASX:EAU).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: jenniferm@eldoradogold.com